Bluerock Fund Advisor, LLC

712 Fifth Avenue, 9th Floor
New York, NY 10019

July 12, 2013

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

APP WD: Withdrawal of Total Income+ Real Estate Fund and Bluerock Fund Advisor LLC Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended

File No. 812-14174

Dear Sir or Madam:

On July 1, 2013, Bluerock Fund Advisor LLC (the “Applicant”) filed an application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order of exemption from the provisions of Sections 18(c), 18(i) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the Act, and accession number 0000910472-13-002639 (the “Application”).  Due to an administrative error, the Application was filed on behalf of the Applicant only and did not include Total Income (Plus) Real Estate Fund as the co-applicant (and together with the Applicant, the “Applicants”).  By this letter, we hereby respectfully request that the Application be withdrawn. The Applicants have refiled the Application as of the date hereof.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (614) 469-3265.

Sincerely,
/s/ Randy Anderson
Randy Anderson
President, Bluerock Fund Advisors, LLC